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                                                                          [LOGO]
                                                                  FORETHOUGHT(R)

             INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

                       FORETHOUGHT LIFE INSURANCE COMPANY
                              [300 N. Meridian St.
                                   Suite 1800
                            Indianapolis, IN 46204]

In this Contract, "You" or "Your" will refer to the Owner and "We," "Our," or "Us" will refer to Forethought Life Insurance Company.

We will pay the first of a series of Annuity Payments to the Payee as of the Annuity Commencement Date, if You are living. The manner in which the dollar amount of Annuity Payments is determined is described in this Contract.

This Contract is issued in consideration of the payment of the initial Premium Payment.

This Contract is subject to the laws of the jurisdiction where it is delivered.

The Contract Data Page on Page 3 and the conditions and provisions on this and the following pages are part of the Contract.

RIGHT TO EXAMINE AND RETURN THIS CONTRACT

WE WANT YOU TO BE SATISFIED WITH THE CONTRACT YOU HAVE PURCHASED. WE URGE YOU TO CLOSELY EXAMINE ITS PROVISIONS. IF FOR ANY REASON YOU ARE NOT SATISFIED, YOU MAY CANCEL THE CONTRACT BY RETURNING IT WITHIN 30 DAYS AFTER YOU RECEIVE IT. A WRITTEN REQUEST FOR CANCELLATION MUST ACCOMPANY THE CONTRACT. MAIL OR DELIVER THE CONTRACT AND WRITTEN REQUEST TO US AT THE ANNUITY SERVICE CENTER ADDRESS SHOWN ON THE CONTRACT DATA PAGE OR TO THE AGENT FROM WHOM IT WAS PURCHASED. IF YOU RETURN THE CONTRACT BY MAIL, IT WILL BE DEEMED RETURNED ON BEING POSTMARKED, PROPERLY ADDRESSED, AND POSTAGE PREPAID. IN SUCH AN EVENT, WE WILL PAY YOU THE CONTRACT VALUE ON THE DATE OF SURRENDER, PLUS ANY FEES AND CHARGES DEDUCTED FROM THE PREMIUMS OR IMPOSED UNDER SUCH CONTRACT. FOR THE SEPARATE ACCOUNT PORTION, YOU BEAR ONLY THE INVESTMENT RISK DURING THE PERIOD PRIOR TO OUR RECEIPT OF REQUEST FOR CANCELLATION.

SIGNED FOR THE COMPANY

    /s/ Mary L. Cavanaugh                /s/ John A. Graf
    -----------------------------------  -----------------------------------
    Secretary                            President

PREMIUM PAYMENTS ARE FLEXIBLE AS DESCRIBED HEREIN.

RIGHT TO ADDITIONAL INFORMATION: You may request in writing additional information regarding the benefits and provisions of your Contract, and we will respond to your written request, in writing or verbally, within a reasonable amount of time but in no event not later than ten (10) days from the date on which we received Your written request.

                                NONPARTICIPATING

ALL PAYMENTS AND VALUES PROVIDED BY THIS CONTRACT, WHEN BASED ON INVESTMENT EXPERIENCE OF A SUB-ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT. DETAILS OF THE VARIABLE PROVISIONS ARE DESCRIBED UNDER VALUATION PROVISIONS, PAGES 9 AND 10.

                               TABLE OF CONTENTS

                                                                          PAGE
--------------------------------------------------------------------------------
Annuity Provisions                                                            14
Annuity Tables                                                                16
Contract Control Provisions                                                    9
Contract Data Page                                                             3
Death Benefits                                                                12
Definition of Certain Terms                                                    4
General Provisions                                                            10
Premium Payments                                                               6
Surrenders and Partial Withdrawals                                            11
Transfers Between Accounts                                                     8
Valuation Provisions                                                           6

                               CONTRACT DATA PAGE

CONTRACT NUMBER                   [ SPECIMEN ]        ISSUE DATE                          [ 07-14-2012 ]
ANNUITANT                         [ JAMES SCOTT ]     ANNUITY COMMENCEMENT DATE           [ 01-01-2042 ]
ANNUITANT AGE                     [ 35 ]              INITIAL PREMIUM PAYMENT             [ $10,000 ]
ANNUITANT GENDER                  [ MALE ]            MINIMUM SUBSEQUENT PAYMENT          [ $500 ]
DESIGNATED BENEFICIARY            [ ANN SCOTT ]       MINIMUM CONTRACT VALUE              [ $2,500 ]
OWNER                             [ JAMES SCOTT ]     MINIMUM ANNUITY PAYMENT             [ $100 ]
JOINT OWNER                       [ JANE SCOTT ]      FIXED ACCOUNT MINIMUM RATE          [ 0.25% ]
OWNER AGE                         [ 35 ]              NONFORFEITURE FACTOR                [ 87.5% ]
JOINT OWNER AGE                   [ 35 ]              PREMIUM BASED CHARGE                [ 0.50% ]

             INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

SEPARATE ACCOUNT:  [Separate Account A]

MORTALITY AND EXPENSE RISK CHARGE: [0.45%] Per annum of the daily Sub-Accounts value.

ADMINISTRATION CHARGE:  [0.20%] Per annum of the daily Sub-Accounts value.

ANNUAL MAINTENANCE FEE: $0 If the Contract Value is $[50,000] or more on the Contract Anniversary. $[50] If the Contract Value is less than $[50,000] on the Contract Anniversary and when the Contract is fully surrendered.

NONFORFEITURE RATE: Your Contract's nonforfeiture interest rates are annual compound interest rates, determined for each calendar year, that equal the interest rates defined below, but not less than 1% nor more than 3%:

The average of the five-year Constant Maturity Treasury rates reported by the Federal Reserve for the month of October in the prior calendar year, reduced by 125 basis points and rounded to the nearest 1/20th of one percent.

DP-BSHARE-12                               3a


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FREE WITHDRAWAL AMOUNT (FWA):  The amount that can be withdrawn in any Contract
Year without incurring a Contingent Deferred Sales Charge (CDSC). This equals the greater of (i) 100% of Remaining Gross Premiums (RGP) made more than [7] year(s) ago plus the greater of (A) or (B), or (ii) (C) where:

      (A)  =   Contract Value as of the withdrawal date minus Remaining Gross
               Premiums.

      (B)  =   [5%] of Premium Payments made during each of the last [7] year(s)
               prior to withdrawal per Contract Year on a noncumulative basis.

      (C)  =   The Required Minimum Distribution (RMD) of Your interest in this
               Contract under current Federal Tax Law, if this Contract is issued as an Individual Retirement Account.

FWA FORMULA:

FWA  =   Maximum RGP no longer subject to CDSC + maximum (Earnings, [5%] of
         Premium Payments still subject to CDSC), RMD where:

      RGP       =   Total Premium Payments - cumulative prior withdrawals
                    assessed a CDSC at the time of withdrawal; and

      Earnings  =   Maximum (Contract Value - RGP, 0).

CONTINGENT DEFERRED SALES CHARGE: We may assess a CDSC when You request a full surrender or Partial Withdrawal. The CDSC is based on the amount You choose to surrender or withdrawal and how long your Premium Payments have been in the contract. Each Premium Payment has its own CDSC schedule. Premium Payments are surrendered or withdrawn in the order in which they are received. Amounts surrendered or withdrawn in excess of the FWA are subject to CDSC. The amount assessed a CDSC will not exceed Your RGP as defined above. No CDSC will be assessed if only the FWA is taken.

For any surrender or withdrawal, the amount subject to CDSC will be calculated at the time of withdrawal by dividing (A) by (B) multiplied by (C) where:

      (A)  =   the gross surrender or withdrawal amount minus the FWA

      (B)  =   the Contract Value minus the FWA

      (C)  =   The RGP subject to CDSC

The percentages used to calculate the CDSC are equal to:

                                       NUMBER OF YEARS FROM
         CHARGE                        EACH PREMIUM PAYMENT
-----------------------------------------------------------------------
       [8.5%                      0-1
       8%                         1-2
       7%                         2-3
       6%                         3-4
       5%                         4-5
       4%                         5-6
       3%                         6-7]
       0%                         8 AND THEREAFTER

DP-BSHARE-12                               3b


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ANNUITY SERVICE CENTER:  All correspondence concerning this contract should be sent to:

     [ADDRESS FOR U. S. P. S. FIRST CLASS MAIL FOR NON-PREMIUM PAYMENT
     CORRESPONDENCE:  P.O. Box 758507 Topeka, Kansas, 66675-8507

     ADDRESS FOR U. S. P. S. FIRST CLASS MAIL FOR PREMIUM PAYMENTS: P.O. Box 758502, Topeka, Kansas, 66675-8502

     ADDRESS FOR OVERNIGHT MAIL:  200 SW 6th Avenue, Topeka, Kansas 66603-3704]

RIDERS AND ENDORSEMENTS ATTACHED TO YOUR CONTRACT AS OF THE ISSUE DATE:

                                 NAME                                   MAXIMUM CHARGE/FEE
------------------------------------------------------------------------------------------
[Nursing Care Waiver of Contingent Deferred Sales Charge Rider          N/A
Return of Premium Death Benefit Rider                                   0.25% annually]

DP-BSHARE-12                               3c


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DEFINITION OF CERTAIN TERMS

ACCOUNT -- Any of the Sub-Accounts or the Fixed Accounts, including the DCA Plus Fixed Account, if applicable.

ACCUMULATION UNIT -- An accounting unit of measure used to calculate the value of a Sub-Account before Annuity Payments begin.

ANNUAL MAINTENANCE FEE -- An amount which, depending on the amount of the Contract Value, may be deducted from the value of the Contract on each Contract Anniversary and upon full surrender of this Contract. The Annual Maintenance Fee is shown on the Contract Data Page.

ANNUITANT -- The person upon whose life the Annuity Payments may be based. The Annuitant may not be changed at any time if the Owner is a non-natural person. The Annuitant may not be changed after the Annuity Commencement Date.

ANNUITY CALCULATION DATE -- The date on which the first Annuity Payment will be calculated. It will be no more than five Valuation Days prior to the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE -- The date on which Annuity Payments begin as described under Settlement Provisions in this Contract.

ANNUITY PAYMENTS -- The payments made to the Owner or other named Payee after the Annuity Commencement Date under the Annuity Option elected.

ANNUITY PAYMENT FREQUENCY -- The frequencies at which Annuity Payments may be made. The frequencies are monthly, quarterly, semi-annually, and annually, subject to availability.

ANNUITY SERVICE CENTER -- All correspondence concerning this Contract should be sent to Our Annuity Service Center shown on the Contract Data Page.

BENEFICIARY -- The person You name to receive a Death Benefit payable under this Contract.

COMMUTED VALUE -- The present value of the remaining guaranteed Annuity
Payments.

CONTRACT ANNIVERSARY -- An anniversary of the Issue Date.

CONTRACT VALUE -- The aggregate value of the Accounts on any Valuation Day.

CONTRACT MATURITY DATE -- The later of (i) the tenth Contract Anniversary or
(ii) the Valuation Day immediately following the oldest Owner's 90th birthday; or, in the case of a non-natural Owner, the Valuation Day immediately following the Annuitant's 90th birthday.

CONTRACT YEAR -- A period of 12 months commencing with the Issue Date or each anniversary thereafter.

DCA PLUS FIXED ACCOUNT -- Part of Our General Account to which You may allocate all or a part of Your premium payments. Allocations will be systematically transferred to Sub-Account(s) as described below in "DCA Plus Fixed Account". We may, at any time, close the DCA Plus Fixed Account to subsequent premium payments and will not allow You to allocate any portion of Your Contract Value to the DCA Plus Fixed Account. Any allocations to the DCA Plus Fixed Account(s) will be accounted for on a first in, first out basis. The DCA Plus Fixed Account must transfer to the Sub-Accounts over a 6 or 12 month period.

DEATH BENEFIT -- The amount that We will pay upon the death of the Owner or the Annuitant, as applicable. If there are joint Owners, the Death Benefit will pay upon the first death of an Owner.

DUE PROOF OF DEATH -- A certified copy of a death certificate, an order of a court of competent jurisdiction, or any other proof, acceptable to Us.

FL-FPVA-12                               4


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FIXED ACCOUNT -- Part of Our General Account to which all or a part of the
Contract Value may be allocated. The Fixed Account accumulates interest. We may restrict Your ability to allocate Contract Value or make premium payments to the Fixed Account at any time. We may close the Fixed Account to subsequent payments or any transfers of Contract Value from the Sub-Account(s) to the Fixed Account. We may also make the Fixed Account available only through enrollment in one or more Programs that We establish. Our decision to take any of the aforementioned actions will be based on the prevalent level of interest rates, thirty days advance written notice to You will be given. Any transfers, deductions or surrenders from the Fixed Account(s) will be accounted for on a first in, first out basis.

FIXED ACCOUNT INTEREST RATE -- A rate, determined by Us, not less than the minimum rate specified on the Contract Data Page. We will determine the Fixed Account Interest Rate such that Your Surrender Value shall meet or exceed the Minimum Nonforfeiture Amount pursuant to the nonforfeiture law of the state where this Contract was issued for delivery. This rate will be renewed annually. We may credit additional interest at Our sole discretion.

FREE WITHDRAWAL AMOUNT -- The amount that can be withdrawn in any Contract Year without incurring a CDSC.

FUNDS -- The securities which underlie Your Sub-Accounts.

GENERAL ACCOUNT -- All of Our assets other than those allocated to the Separate Account.

GUARANTEED PAYMENT PERIOD -- The period of time during which Annuity Payments are certain and guaranteed.

INITIAL PREMIUM -- Premium Payments made within 90 days of the Issue Date.

INTERNAL REVENUE CODE -- The United States Internal Revenue Code of 1986, as amended or any successor law.

INTERNAL REVENUE SERVICE -- The United States Internal Revenue Service or any successor agency.

ISSUE DATE -- The date as of which the Contract is established for You by Us. The Issue Date is shown on the Contract Data Page.

JOINT ANNUITANT -- Upon annuitization, a person other than the Annuitant on whose continuation of life Annuity Payments may be made. The Contract will have a Joint Annuitant only if the Annuity Option selected provides for a survivor. The Joint Annuitant may not be changed.

MINIMUM NONFORFEITURE AMOUNT -- The minimum value of the Fixed Account available under this annuity Contract. The Minimum Nonforfeiture Amount prior to the Annuity Commencement Date shall be equal to an accumulation of the Nonforfeiture Factor, shown on the Contract Data Page, of the gross considerations accumulated at the Nonforfeiture Rate, set forth on the Contract Data Page, less any applicable annual maintenance fees, taxes and surrenders.

OWNER(S) -- The owner(s) or holder of the Contract.

PAYEE -- The person, designated by You, to whom Annuity Payments will be made.

PARTIAL WITHDRAWAL -- A withdrawal of a portion of the Contract Value, which may be subject to charges if applicable.

PREMIUM BASED CHARGE -- A charge based on total RGP. The Premium Based Charge is shown on the Contract Data Page.

PREMIUM TAX -- The amount of tax, if any, charged by a federal, state, or other governmental entity on Premium Payments or Contract Values. If this Contract is subject to a Premium Tax, We may deduct the tax at the time We pay the tax, the Contract is surrendered or paid as a Death Benefit or on the Annuity Commencement Date. If We deduct the tax after Your Premium Payments have been applied to the Accounts, the tax will be deducted from the Accounts on a pro-rata basis.

QUARTERLY CONTRACT ANNIVERSARY -- Each successive three-month anniversary of the Issue Date of the Contract.

FL-FPVA-12                               5


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REMAINING GROSS PREMIUMS (RGP) -- Total premium payments minus prior withdrawals that are assessed CDSC at the time of withdrawal.

SEPARATE ACCOUNT -- An account that We established to separate the assets funding the variable benefits for this type of contract from Our other assets. The assets in the Separate Account are not chargeable with liabilities arising out of any other business We may conduct. The name of the Separate Account is shown on the Contract Data Page.

SUB-ACCOUNT -- The subdivisions of the Separate Account which are used to allocate Your Contract Value allocated to the Separate Account among the corresponding Funds.

SURRENDER VALUE -- The Contract Value prior to the Annuity Commencement Date, less any applicable contingent deferred sales charges, Premium Taxes, applicable rider fee, applicable Premium Based Charge, and/or Annual Maintenance Fee.

VALUATION DAY -- Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD -- The period of time between the close of business on successive Valuation Days.

WE, US, OUR -- The company referred to on the first page of this Contract.

YOU, YOUR -- The Owner(s).

PREMIUM PAYMENTS

PREMIUM PAYMENTS

Premium Payments are payable at the Annuity Service Center. Payments may be made by check or by any other method that We deem acceptable.

The initial Premium Payment is shown on the Contract Data Page. This is a flexible premium annuity. We may accept additional payments. The additional payments must be at least equal to the minimum subsequent Premium Payment shown on the Contract Data Page. Our approval is required for any Premium Payment if the aggregate of all Premium Payments received from You under all deferred variable annuity contracts issued by Us or Our affiliates then equals or exceeds $1,000,000. Our approval is also required for any Premium Payment if the aggregate of all Premium Payments received from You under this Contract exceeds 150% of the Initial Premium.

If You are exchanging from one of Our existing contracts, You may be eligible for certain credits applied to the amount exchanged. Eligibility for such credits will be extended to all members of any class of business We designate.

ALLOCATION OF PREMIUM PAYMENTS

Premium Payments will be allocated to each Account according to Your instructions subject to Our minimum amount(s) then in effect. Any subsequent Premium Payments will be allocated to Accounts in accordance with the most recent Premium Payment allocation instructions that We received.

VALUATION PROVISIONS

NET PREMIUM PAYMENTS

A Net Premium is the Premium Payment, less Premium Taxes, if applicable, that is applied to purchase Fixed Account values or Sub-Account Accumulation Units with respect to the Sub-Account(s) that You have selected.

The number of Accumulation Units credited to each Sub-Account is determined by dividing the net Premium Payment allocated to a Sub-Account by the dollar value of one Accumulation Unit for such Sub-Account. This is computed in compliance with Securities and Exchange Commission regulations. The number of Accumulation Units will not be affected by any subsequent change in the value of such Accumulation Units. The Accumulation Unit value in any Sub-Account may increase or decrease from day to day as described below.

FL-FPVA-12                               6

NET INVESTMENT FACTOR

The net investment factor for each of the Sub-Accounts is equal to:

a) the net asset value per share plus applicable distributions per share of the corresponding Fund at the end of the Valuation Period; divided by

b) the net asset value per share of the corresponding Fund at the beginning of the Valuation Period; multiplied by

c) the daily expense factor for mortality and expense risk charge, any applicable administration charge shown on the Contract Data Page, and the asset based charge for elected optional riders, if any, adjusted for the number of days in the Valuation Period.

ACCUMULATION UNIT VALUE

The value of an Accumulation Unit for each Sub-Account of the Separate Account will vary to reflect the investment experience of the applicable Funds. It will be determined by multiplying:

a) the value of the Accumulation Unit for that Sub-Account as of the preceding Valuation Day by

b) the net investment factor for that Sub-Account for the Valuation Day for which the Accumulation Unit value is being calculated.

The value of the Sub-Account as of each Valuation Day is then determined by multiplying:

a)  the number of Accumulation Units in that Sub-Account by

b)  the Accumulation Unit value as of that Valuation Day.

FIXED ACCOUNT VALUE

We will determine the value of the Fixed Account by crediting interest daily at the effective annual Fixed Account Interest Rate. The Fixed Account Value equals:

a)  the initial net Premium Payment; plus

b)  subsequent net Premium Payment(s); plus

c)  interest credited to the Fixed Account; plus

d)  transfers made to the Fixed Account; minus

e)  transfers made from the Fixed Account; minus

f)   any Partial Withdrawals taken; minus

g) the Annual Maintenance Fee as described below, if applicable, deducted on the Contract Anniversary and upon full surrender of the contract.

ANNUAL MAINTENANCE FEE

During each year that this contract is in force prior to the Annuity Commencement Date, the Annual Maintenance Fee, if applicable, will be deducted on the Contract Anniversary and upon full surrender of the Contract. The fee will be charged against the Contract Value by reducing the Fixed Account value, and with respect to the Sub-Accounts, the number of Accumulation Units held as of that date. The fee will be charged on a pro-rata basis with respect to each active Account. The number of Accumulation Units deducted from each Sub-Account is determined by dividing the pro-rata portion of the Annual Maintenance Fee by the value of an Accumulation Unit for the applicable Sub-Account.

PREMIUM BASED CHARGE

The Premium Based Charge is designed to compensate Us for a portion of Our acquisition expenses, including promotion and distribution of the Contract. We will apply an annual Premium Based Charge against each Premium Payment made to this Contract. This charge will be deducted from the Contract Value on the Quarterly Contract Anniversary. The amount of the Premium Based Charge assessed on any Quarterly Contract Anniversary will equal the Premium Based Charge multiplied by total RGP, divided by four. The entire Premium Based Charge will be deducted only from Contract Value invested in Sub-Accounts on a pro-rata basis with respect to each active Sub-Account. The number of Accumulation Units deducted from each Sub-Account is determined by dividing the pro-rata portion of the Premium Based Charge by the value of an Accumulation Unit for the applicable Sub-Account.

FL-FPVA-12                               7

TRANSFERS BETWEEN ACCOUNTS

TRANSFERS BETWEEN ACCOUNTS

You may transfer Contract Values held in the Accounts into other Accounts before the AnnuityCommencement Date. We may, according to Our then current policies and procedures, restrict or terminate Your transfer privileges if We determine, in Our sole discretion, that You have engaged in a pattern of transfers that is disadvantageous or potentially harmful to other Owners.

We may establish, from time to time, restrictions, policies, and procedures, which We may modify or terminate at any time, relating to transfers between Accounts that We determine are competing investment choices. We may, according to Our then current policies and procedures, restrict or terminate Your ability to transfer Contract Values between any Accounts that We determine are competing investment choices. We may also establish time periods during which We may restrict or terminate Your ability to transfer any Contract Values into an Account if, during the time period We establish, Contract Values were transferred out of a competing investment choice of such Account.

The right to make transfers between Sub-Accounts is subject to modification if We determine, in Our opinion, that exercising that right by one or more Owners is, or would be, to the disadvantage of other Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to:

a)  the requirement of a minimum time period between each transfer;

b) not accepting transfer requests of an agent acting under a power of attorney or on behalf of more than one Owner, or

c) limiting the dollar amount that may be transferred between the Sub-Accounts by an Owner at any one time.

Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Us to be to the disadvantage of other Owners.

No transfers may be made after the Annuity Commencement Date.

DOLLAR COST AVERAGING AND OTHER PROGRAMS

From time to time, We may offer various programs, including, but not limited to, systematic transfer or dollar cost averaging programs, enhanced interest rate dollar cost averaging programs, interest averaging programs, and various other programs ("Program").

You may obtain the applicable rules, restrictions, credited rate (if applicable) and the duration for a Program when You enroll in the Program. You may terminate participation in a Program at any time by calling or writing Us.

We may discontinue, modify or amend any Program that We establish. Any change to a Program will not affect Owners currently enrolled in the Program during the term of their existing enrollment.

DCA PLUS FIXED ACCOUNT

We, in Our sole discretion, may offer and You may enroll in DCA Plus Fixed Account. Prior to enrollment, You may obtain the available Account(s), duration(s), or credited rates. You may enroll in more than one DCA Plus Fixed Accounts at any one time, but You may not have more than five DCA Plus Fixed Accounts at any one time.

Election of DCA Plus Fixed Account requires that an amount at least equal to Our minimum premium amount then in effect must be deposited in a DCA Plus Fixed Account. The DCA Plus Fixed Account is part of the Company's General Account. The election must be made for a period of six months or twelve months.

The funds in a DCA Plus Fixed Account will be systematically transferred to Sub-Account(s) designated by You on a monthly basis. You may change Your Sub-Account designations while a DCA Plus Fixed Account is in effect. We will terminate regularly scheduled transfers if fund balances are inadequate to execute the requested transfers.

You may terminate participation in the DCA Plus Fixed Account at any time by calling or writing Us. In such event, the remaining balance in the DCA Plus Fixed Account(s) will be transferred to the Account(s) designated by You.

FL-FPVA-12                               8

DCA PLUS FIXED ACCOUNT INTEREST RATE -- We may credit different rates of interest, but never less than 0.25%, to a DCA Plus Fixed Account. Once a DCA Fixed Account Plus program has begun, the rate will not change.

DCA PLUS FIXED ACCOUNT VALUE -- We will determine the value of the DCA Plus Fixed Account(s) by crediting interest daily at the effective annual DCA Plus Fixed Account Interest Rate.

TRANSFERS BETWEEN THE FIXED ACCOUNT AND THE SUB-ACCOUNT(S)

The maximum amount transferable from the Fixed Account during the Contract Year is the greater of:

a)  30% of the Fixed Account value as of the last Contract Anniversary, or

b) the largest sum of Yourprior transfers from the Fixed Account in any one Contract Year.

These limitations also apply to systematic transfers from the Fixed Account, except for certain Programs specified by Us.

However, if the interest rate is renewed at a rate that is more than one percent below the previous rate, You may transfer a dollar amount up to 100% of the Fixed Account dollar value receiving that reduced rate within 60 days of notification of the interest rate decrease.

Transfers may not be made from any Sub-Account(s) into the Fixed Account for the six-month period following the most recent transfer from the Fixed Account into any Sub-Account(s).

We may defer any transfers or surrenders from the Fixed Account for up to six months from the date of request.

CONTRACT CONTROL PROVISIONS

ANNUITANT, OWNER

The designations of Owner and Annuitant will remain in effect until You change them. The designation of the Owner may be changed at any time by written notice to Us. The designation of the Annuitant may be changed at any time prior to the Annuity Commencement Date by written notice to Us; however, the Annuitant may not be changed in a Contract which is owned by a non-natural person.

OWNERSHIP

You have the sole power to exercise all the rights, options, and privileges granted by this Contract or permitted by Us and to agree with Us to any change in or amendment to the Contract. Your rights will be subject to the rights of any assignee of record with Us and of any irrevocably designated Beneficiary. In the case of joint Owners, each Owner alone may exercise all rights, options, and privileges, except with respect to the surrender, Partial Withdrawal, selection of an Annuity Option, change of Beneficiary and change of ownership.

BENEFICIARY

The designated Beneficiary will remain in effect until You change it. The designated Beneficiary may be changed by written notice to Us at the Annuity Service Center. If the designated Beneficiary has been designated irrevocably, the designation cannot be changed or revoked without such Beneficiary's written consent. Upon receipt of written notice and consent, if required by Us, the new designation will take effect as of the date the notice is signed, whether or not the Owner is alive at the time of receipt. Any payments made or other action taken by Us before the receipt of the notice will not be subject to the requested change.

Subject to any tax qualification requirements under the Internal Revenue Code, Our then policies and procedures, and subject to the paragraph entitled "Distribution Requirements" of this Contract, a Beneficiary may designate another individual or entity to receive, upon the death of the Beneficiary, any remaining interest of the Beneficiary in the Contract.

FL-FPVA-12                               9

GENERAL PROVISIONS

THE CONTRACT

This Contract and the endorsements or riders, if any, constitute the entire contract.

CONTRACT MODIFICATION

This Contract may be modified by Us to maintain compliance with state and federal laws. This Contract may be changed only in writing signed by Our President or Secretary.

FUND MODIFICATION

We reserve the right, subject to any applicable law, to make certain changes, including the right to add, eliminate, or substitute any investment options offered under the Contract.

MINIMUM VALUE STATEMENT

Any Surrender Values, Death Benefits, or settlement provisions available under this Contract equal or exceed those required by the state in which the Contract is delivered.

NON-PARTICIPATING

This Contract does not share in Our surplus earnings. That portion of the Separate Account assets equal to the reserves and other Contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct.

MISSTATEMENT OF AGE AND GENDER

If the age or gender of the Annuitant has been misstated, the amount of the annuity payable by Us will be adjusted based on the correct information without changing the date of the first payment. Any underpayments by Us will be made up immediately and any overpayments will be charged against future amounts becoming payable.

If the age of the Annuitant or Owner has been misstated, the amount of any Death Benefit payable will be determined based upon the correct age of the Annuitant or Owner.

INCONTESTABILITY

We will not contest this Contract as of the Issue Date.

REPORTS TO THE OWNER

You will be sent copies of any shareholder reports of the Funds and of any other notices, reports or documents required by law to be delivered to You. At least annually, a statement of the Contract Value will be sent to You.

VOTING RIGHTS

We will notify You of any Fund shareholder's meetings at which the shares held for Your account may be voted. We will send proxy materials and instructions for You to vote the shares held for Your account. We will arrange for the handling and tallying of proxies received from Owners. We will vote the Fund shares held by Us in accordance with the instructions received from Owners. You may attend any meeting, where shares held for Your benefit, will be voted.

In the event that You give no instructions or leave the manner of voting discretionary, We will vote such shares of the appropriate Fund in the same proportion as shares of that Fund for which instructions have been received. Also, We will vote the Fund shares in this proportionate manner which are held by Us for Our own account.

CHANGE IN THE OPERATION OF THE SEPARATE ACCOUNT

At Our election and subject to any necessary vote by persons having the right to give instructions on the voting of the Fund shares held by the Sub-Accounts, the Separate Account may be operated as a management company under the Investment Company Act of 1940 or any other form permitted by law, may bederegistered under the Investment Company Act of 1940 in the event registration is no longer required, or may be combined with one or more Separate Accounts.

FL-FPVA-12                               10

EVIDENCE OF SURVIVAL

We may require satisfactory evidence of the continued survival of any person(s) on whose life Annuity Payments are based. We reserve the right to discontinue Annuity Payments until satisfactory proof of continued survival is received by Us.

TAX QUALIFICATION

This Contract is intended to qualify as an annuity contract for federal income tax purposes. To that end, the provisions of this Contract are to be interpreted to ensure and maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend this Contract to conform to any changes in the tax qualification requirements under the applicable provisions of the Internal Revenue Code.

SURRENDERS AND WITHDRAWALS

FULL SURRENDER PRIOR TO THE ANNUITY COMMENCEMENT DATE

At any time prior to the Annuity Commencement Date, You have the right to terminate the Contract by submitting a written request to Us at the Annuity Service Center. In such event, the Surrender Value of the Contract may be taken in the form of a cash settlement.

The Surrender Value of the Contract is equal to the Contract Value less:

a)  any applicable Premium Taxes not previously deducted;

b)  the Annual Maintenance Fee shown the Contract Data Page;

c) any applicable contingent deferred sales charge shown on the Contract Data Page; and

d)  any applicable Premium Based Charge shown on the Contract Data Page

PARTIAL WITHDRAWALS PRIOR TO THE ANNUITY COMMENCEMENT DATE

You may request, in writing or other means acceptable to Us, a Partial Withdrawal of Contract Values at any time prior to the Annuity Commencement Date provided the Contract Value remaining after the withdrawal is at least equal to the Minimum Contract Value shown on the Contract Data Page. If the remaining Contract Value following such withdrawal is less than Our Minimum Contract Value, We may terminate the Contract and pay the Surrender Value.

We reserve the right to increase the Minimum Contract Value at Our discretion, but in no event will it exceed $10,000.

The CDSC will be assessed against any Contract Values withdrawn as described on the Contract Data Page. However, on a noncumulative basis, You may make Partial Withdrawals during any Contract Year, up to the FWA shown on the Contract Data Page and the CDSC will not be assessed against such amounts. Withdrawal of Contract Values in excess of the Free Withdrawal Amount made in any Contract Year will be subject to the CDSC, as described on the Contract Data Page , if applicable.

SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE

You may surrender all or portions of Your Contract attributable to Guaranteed Payment Period payments if You selected an annuity under Option 3 (Life Annuity with Payments for Guaranteed Payment Period), Option 5 (Joint and Last Survivor Life Annuity with Payments for Guaranteed Payment Period), or Option 6 (Guaranteed Payment Period).

We pay You the Commuted Value of the amounts surrendered that We would have paid during the Guaranteed Payment Period, minus any applicable contingent deferred sales charge. Your surrender must occur during the Guaranteed Payment Period.

For Options 3, and 5, on the date the Guaranteed Payment Period would have expired had it not been surrendered and if the Annuitant is living, Annuity Payments will resume and will cease with the last payment due prior to the death of the Annuitant.

To calculate the Commuted Value We will use an interest rate We determine at Our discretion.

FL-FPVA-12                               11

PAYMENT ON SURRENDER -- DEFERRAL OF PAYMENT

Payment on any request for Partial Withdrawal or Surrender will be made as soon as possible and with respect to Contract Values in the Sub-Accounts, within seven days after the written request is received by Us in good order. However, such payment may be subject to postponement:

a) for any period during which the New York Stock Exchange is closed or during which trading on the New York Stock Exchange is restricted;

b) for any period during which an emergency exists as a result of which (i) disposal of the securities held in the Sub-Accounts is not reasonably practicable, or (ii) it is not reasonably practicable for the value of the net assets of the Separate Account to be fairly determined;

c) for such other periods as the Securities and Exchange Commission ("SEC") may, by order, permit for the protection of the Owners. The conditions under which trading will be deemed to be restricted or any emergency will be deemed to exist will be determined by rules and regulations of the SEC.

d) with respect to a money market Sub-Account, if the board of directors of the underlying money market Fund suspends redemptions from the Fund in connection with the Fund's plan of liquidation, in compliance with rules of the SEC or an order of the SEC.

Additionally, subject to applicable law, We may defer payment of any amounts from the Fixed Account and the DCA Plus Fixed Account for up to six months from the date we receive Your request to surrender, subject to Our making a written request and receiving written approval by the Insurance Commissioner of the state in which this contract is issued where required by law. Our written request to the Insurance Commissioner will provide the reason for Our request to defer payment. We will notify You within 15 days of our intent to defer payment of Your surrender in accordance with this provision. If We defer payment for more than 30 days, We will pay interest per annum of at least the statutory required minimum interest rate then in effect on the amount deferred.

DEATH BENEFITS

DEATH OF OWNER BEFORE THE ANNUITY COMMENCEMENT DATE

We pay a Death Benefit before the Annuity Commencement Date if theOwner dies. If

a) the joint Owner is living, the joint Owner will become the Beneficiary. In this case, the rights of the designated Beneficiary are voided;

b) there is no surviving joint Owner, the designated Beneficiary will be the Beneficiary; or

c) no Beneficiary designation is in effect or the designated Beneficiary has predeceased the Owner, the Owner's estate shall be the Beneficiary.

DEATH OF OWNER ON OR AFTER THE ANNUITY COMMENCEMENT DATE

If the Owner dies after the Annuity Commencement Date, the Beneficiary will become the Owner.

DEATH OF ANNUITANT BEFORE, ON OR AFTER THE ANNUITY COMMENCEMENT DATE

If an Annuitant who is not an Owner dies before the Annuity Commencement Date, the Owner becomes the Annuitant. The Owner may select a different Annuitant. Any new Annuitant designation will be subject to the Company's underwriting rules then in effect. If the Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner.

Upon the death of the Annuitant on or after the Annuity Commencement Date, the death benefit will be paid as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the time of the Annuitant's death.

CALCULATION OF THE DEATH BENEFIT

If a Death Benefit is payable before the Annuity Commencement Date, the Death Benefit payable will be calculated as of the date We receive written notification of Due Proof of Death at the Annuity Service Center.

If the calculated Death Benefit exceeds the Contract Value, the difference will be allocated to the Sub-Account(s) in accordance with the last Sub-Account allocation instructions received from the Owner. During the time period between Our receipt of written notification of Due Proof of Death and Our receipt of complete settlement instructions from each Beneficiary, the calculated Death Benefit amount will be subject to market fluctuations.

FL-FPVA-12                                 12

If a Death Benefit is payable after the Annuity Commencement Date, the Death Benefit will be calculated as of the date We receive both written notification of Due Proof of Death and written instructions as in the manner described in the annuity payout option then in effect.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

The Death Benefit payable is equal to the greater of:

a)  Contract Value, or

b) the greatest Death Benefit payable under any rider or endorsement made part of this Contract.

SETTLEMENT OF THE DEATH BENEFIT

The Death Benefit may be taken in one sum or under any of the settlement options then being offered by Us subject, however, to the Distribution Requirements below. The Beneficiary may elect any available settlement option, unless the Owner has designated the settlement option for that Beneficiary. The available settlement options include any of the Annuity Options under this Contract or any other options then being offered by Us.

As of the date of receipt of complete disbursement instructions from the Beneficiary, the amount to be paid or applied to a selected settlement option will be computed. When there is more than one Beneficiary, the amount will be calculated for each Beneficiary's share of the proceeds and paid or applied to a selected settlement option according to and upon each Beneficiary's instructions. If the date of receipt of complete instructions falls on a non-Valuation Day, the amount will be computed on the next Valuation Day.

When payment is taken in one sum, payment from the Sub-Accounts will be made within 7 days of Our receipt of complete instructions, except when We are permitted to defer such payment under the Investment Company Act of 1940 or any other applicable state or federal law.

DISTRIBUTION REQUIREMENTS

Subject to the Alternative Election or Spouse Beneficiary provisions below,

a) If any Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within five years after such death; and

b) If any Owner dies on or after the Annuity Commencement Date, and before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

If the Owner is a non-natural person, then for purposes of the preceding paragraph a or b, the Annuitant will be treated as the Owner.

If the Owner dies before the Annuity Commencement Date, proceeds from the Death Benefit can be left with Us for a period not to exceed five years from the date of the Owner's death. The proceeds will remain in the Sub-Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Partial Withdrawals or Surrenders may be made at any time. In the event of withdrawals, the remaining value will equal the Contract Value of the proceeds left with Us, minus any withdrawals.

ALTERNATIVE ELECTION TO SATISFY DISTRIBUTION REQUIREMENTS

If any portion of the interest of an Owner described above is payable to or for the benefit of a designated Beneficiary, and the Beneficiary elects after the Owner's death to have the benefit distributed over a period that:

a)  does not extend beyond such Beneficiary's life (or life expectancy); and

b) does commence within one year of the Owner's date of death, then for purposes of satisfying the Distribution Requirements above, the benefit will be treated as distributed entirely on the date such periodic distributions begin.

SPOUSE BENEFICIARY

If the Owner's spouse becomes the Beneficiary by reason of the Owner's death that portion of the Contract for which the spouse is the Beneficiary will continue with the spouse as the Owner, unless the spouse elects to be paid a Death Benefit option. This provision will apply only once with respect to this Contract.

If the Contract continues with the spouse as the Owner, the Death Benefit will be calculated on receipt of Due Proof of Death. If the Contract Value is less than the calculated Death Benefit amount, the Contract Value will be increased to equal the Death Benefit.

FL-FPVA-12                                 13

ANNUITY PROVISIONS

ANNUITY COMMENCEMENT DATE

The Annuity Commencement Date is shown on the Contract Data Page. You may change the date by notifying Us prior to the Annuity Commencement Date. The date cannot be deferred beyond the Contract Maturity Date without our consent.

ELECTION OF ANNUITY OPTION

After the first Contract Anniversary You may elect, in writing, without deduction of any contingent deferred sales charge, any one of the Annuity Options described below or any annuity option then being offered by Us. The Annuity Option cannot be changed on or after the Annuity Commencement Date. Upon annuitization, Your Contract Value will be moved to the General Account; no CDSC will apply.

If You do not make an election, Annuity Payments will be made under Option 1 (Life Annuity with Cash Refund).

Some of the Annuity Options may not be available if this Contract is issued to qualify under Section 401, 403, or 408 of the Internal Revenue Code. Annuity Option 3 (Life Annuity with 10 Years of Annuity Payments Guaranteed), Option 5 (Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed) and Option 6 (Guaranteed Payment Period) will be available only if the guaranteed payment period is not greater than the life expectancy of the Annuitant at the time the option becomes effective. Such life expectancy will be computed under applicable Internal Revenue Service tables.

ELECTION OF ANNUITY PAYMENT FREQUENCY

Annuity Payments will be made according to the Annuity Payment Frequency that You select. If You do not select a payment frequency, then Annuity Payments will be made quarterly.

ANNUITY CALCULATION DATE

The Annuity Calculation Date will be no more than five Valuation Days prior to the Commencement.

On the Annuity Calculation Date, Contract Values, net of any Premium Taxes, if applicable, will be applied to the General Account. The payment amount will be based on the greater of current rates or the guaranteed rates shown in the Annuity Tables section below.

FIXED DOLLAR ANNUITY PAYMENTS

Under a fixed dollar annuity, annuity payments remain level as to dollar amount throughout the payment period.

MINIMUM ANNUITY PAYMENT

The Annuity Payments must be at least equal to the Minimum Annuity Payment Amount shown on the Contract Data Page. If at any time, payments are less than the Minimum Annuity Payment Amount, We have the right to change the Annuity Payment Frequency to meet the minimum annuity payment requirements or to may make an alternative arrangement with You.

ANNUITY OPTIONS

You may elect any one of the Annuity Options described below or any other Annuity Option We offer at the time of annuitization.

OPTION 1 -- LIFE ANNUITY WITH CASH REFUND -- We will make Annuity Payments during the lifetime of the Annuitant. If the sum of such Annuity Payments at the time of the Annuitant's death does not equal or exceed the Contract Value, net of Premium Taxes, if applicable, as of the Annuity Commencement Date, We will pay Your Beneficiary the difference between the sum of those Annuity Payments and the Contract Value, net of Premium Taxes on the Annuity Commencement Date.

OPTION 2 -- LIFE ANNUITY -- We will make Annuity Payments during the lifetime of the annuitant. Annuity Payments will cease with the last payment due prior to the Annuitant's death.

OPTION 3 -- LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED -- We will make Annuity Payments during the lifetime of the Annuitant with a guarantee that if at the time of the Annuitant's death We have made

FL-FPVA-12                                 14

Annuity Payments for less than 10 years, We will continue Annuity Payments for the remainder of the guaranteed period.

OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY -- We will make Annuity Payments during the lifetime of the Annuitant and the Joint Annuitant. Upon the death of either the Annuitant or Joint Annuitant, Annuity Payments will continue to be paid during the remaining lifetime of the survivor. Annuity Payments will cease with the final Annuity Payment due prior to the last survivor's death.

OPTION 5 -- JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED -- We will make Annuity Payments as long as either the Annuitant or the Joint Annuitant is living. Annuity Payments will continue to be paid during the remaining lifetime of the survivor. If at the last death of the Annuitant and the Joint Annuitant, We have made less than 10 years of Annuity Payments, We will continue to make Annuity Payments for the remainder of the guaranteed period.

OPTION 6 -- GUARANTEED PAYMENT PERIOD ANNUITY -- We will make Annuity Payments for a guaranteed payment period of 10 to 30 years. The payments do not depend on the Annuitant's lifespan.

FL-FPVA-12                                 15

ANNUITY TABLES

DESCRIPTION OF TABLES

The Annuity Tables show the minimum dollar amount of monthly Annuity Payments for each $1,000 applied under each of the Annuity Options. The Annuity Tables for all of the Annuity Options, excluding the Guaranteed Payment Period Annuity option, vary based on the modified age of the Annuitant(s) in accordance with the Modified Age Table. The modified age will equal the Annuitant's attained age as of the Annuity Commencement Date less a specified number of years, if any, as shown in the Modified Age Table as follows:

                               MODIFIED AGE TABLE

  DATE OF FIRST PAYMENT        AGE MODIFICATION
----------------------------------------------------
     [Prior to 2025                 0 years
       2025 - 2034                  1 years
       2035 - 2044                  2 years
       2045 - 2054                  3 years
      2055 or later           Company Discretion]

The mortality assumption for all of the Annuity Options, excluding the Guaranteed Payment Period Annuity option, is based on [the Annuity 2000 Mortality Table projected forward using Improvement Table G, an annuitization year of 2020 and generational mortality improvement based on Improvement Table G for every projection year thereafter]. The interest rate basis for all of the Annuity Options is [0.5%].

For modified ages, combinations of genders, Guaranteed Payment Periods, Annuity Payment Frequencies, and interest rates not shown in these tables, Annuity Payments will be calculated in a manner consistent with the values in these Annuity Tables.

LIFE ANNUITY WITH CASH REFUND, LIFE ANNUITY AND LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED

                                                                          LIFE ANNUITY WITH 10
                   LIFE ANNUITY WITH CASH                                   YEARS OF ANNUITY
   MODIFIED                REFUND                   LIFE ANNUITY          PAYMENTS GUARANTEED
      AGE         MALE           FEMALE       MALE           FEMALE       MALE          FEMALE
-----------------------------------------------------------------------------------------------
      65         [$2.84           $2.71       $3.69           $3.28       $3.61          $3.25
      66          $2.91           $2.78       $3.83           $3.40       $3.74          $3.36
      67          $2.98           $2.85       $3.98           $3.52       $3.87          $3.47
      68          $3.06           $2.93       $4.13           $3.65       $4.01          $3.60
      69          $3.14           $3.00       $4.30           $3.79       $4.15          $3.73
      70          $3.23           $3.09       $4.48           $3.95       $4.30          $3.86
      71          $3.31           $3.17       $4.67           $4.11       $4.45          $4.01
      72          $3.41           $3.26       $4.87           $4.29       $4.62          $4.17
      73          $3.50           $3.36       $5.09           $4.48       $4.78          $4.33
      74          $3.61           $3.46       $5.32           $4.69       $4.96          $4.50
      75          $3.72           $3.56       $5.57           $4.91       $5.14          $4.68
      76          $3.83           $3.68       $5.83           $5.15       $5.32          $4.87
      77          $3.95           $3.79       $6.12           $5.41       $5.51          $5.07
      78          $4.08           $3.92       $6.42           $5.69       $5.71          $5.28
      79          $4.21           $4.05       $6.75           $5.99       $5.90          $5.49
      80          $4.35           $4.19       $7.10           $6.32       $6.10         $5.70]

FL-FPVA-12                                 16

JOINT AND LAST SURVIVOR ANNUITY AND JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS

                        JOINT AND LAST SURVIVOR ANNUITY

MALE
MODIFIED                       FEMALE MODIFIED AGE
AGE                 60            65           70           75
-----------------------------------------------------------------
60                 [$2.47        $2.47        $2.81         $2.93
65                  $2.59        $2.85        $3.10         $3.31
70                  $2.67        $3.01        $3.36         $3.36
75                  $2.73        $3.12        $3.57        $4.07]

       JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS

MALE
MODIFIED                       FEMALE MODIFIED AGE
AGE                 60            65           70           75
-----------------------------------------------------------------
60                 [$2.47        $2.66        $2.81         $2.93
65                  $2.59        $2.85        $3.09         $3.30
70                  $2.67        $3.00        $3.35         $3.69
75                  $2.73        $3.11        $3.56        $4.04]

GUARANTEED PAYMENT PERIOD ANNUITY

                            GUARANTEED PAYMENT PERIOD ANNUITY
-------------------------------------------------------------------------------------
     10 Year         [$8.54       17 Year         [$5.11       24 Year         [$3.68
     11 Year          $7.78       18 Year          $4.83       25 Year          $3.54
     12 Year          $7.15       19 Year          $4.59       26 Year          $3.41
     13 Year          $6.61       20 Year          $4.37       27 Year          $3.29
     14 Year          $6.16       21 Year          $4.17       28 Year          $3.18
     15 Year          $5.76       22 Year          $3.99       29 Year          $3.08
     16 Year         $5.41]       23 Year         $3.83]       30 Year         $2.99]

FL-FPVA-12                                 17